Exhibit 99.6

NORTH ATLANTIC VALUE

LIMITED LIABILITY PARTNERSHIP

Ground Floor, Ryder Court, 14 Ryder Street,

London SW1Y 6QB

Telephone: 020 7747 5678 Facsimile: 020 7747 5647

November 28, 2005

CONFIDENTIAL

Board of Directors

SunLink Health Systems, Inc.

c/o Howard Turner

Smith, Gambrell & Russell, LLP

Suite 3100

Promenade II

1230 Peachtree Street N.E.

Atlanta, GA 30309

Lady and Gentlemen:

Thank you for the opportunity to meet with the outside directors of SunLink Health Systems, Inc. on Tuesday, November 22, 2005.

We remain committed to our offer to purchase all of the outstanding shares of SunLink. Our offer is not conditioned on obtaining financing as we have available more than enough equity capital to complete the transaction. Also, our offer is not subject to SunLink’s operating management’s agreement to continue in their current operating positions. However, we are open to negotiating appropriate agreements for such continuation.

We are willing to enter into a confidentiality agreement with a sixty-day stand-still provision during which an acquisition agreement can be negotiated and confirmation due diligence can be completed. We would anticipate that the acquisition agreement would contain customary terms, including “fiduciary outs” under which the SunLink’s board and shareholders could accept a “superior offer,” if any, made by a third party.

Our offer as made on October 12, 2005 is significantly greater than the market value of the shares immediately prior to the announcement of the offer. However, notwithstanding this, we are prepared to increase our offer to $11.00 per share. We note that no higher offer has been made by a third party since the announcement. As holders of over 17% of the outstanding

Board of Directors

November 28, 2005

SunLink shares, we believe the SunLink Board has a duty to maximize shareholder value and should now appoint an independent firm to advise on the fairness of our offer.

We may consider an increase to our offer if such is warranted by confirmatory due diligence review and the terms of a definitive agreement. Therefore, it is in the interests of all shareholders that the process be commenced promptly.

Please respond not later than the close of business on Friday, December 16, 2005 that, based on our proposal of a sixty day stand still undertaking, we will be permitted to meet with SunLink management and other representatives to complete our confirmatory due diligence review. Promptly thereafter, we would deliver to you a draft of a definitive acquisition agreement and be prepared to meet with your representatives to finalize the terms of that agreement.

We very much hope we can work with you to complete a transaction in a timely manner.

Yours sincerely,

/s/ Christopher H.B. Mills

Christopher H.B. Mills

Chief Investment Officer

North Atlantic Value LLP

On behalf of certain of its investment management clients